

Mail Stop 7010

February 6, 2009

via U.S. mail and facsimile

John M. Dionis, Chief Executive Officer
AECOM Technology Corp
555 South Flower Street, Suite 3700
Los Angeles, California 90071

> RE: AECOM Technology Corp
> Form 10-K/A for the Fiscal Year Ended September 30, 2008
> Filed January 23, 2009
> Proxy Statement
> Filed January 23, 2008
> File No. 000-52423

Dear Mr. Dionis:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Critical Accounting Policies, page 27

General

1. We note that you have defined pension benefit obligations under U.S. and international plans with a combined projected benefit obligations of $559.3 million. Please include your estimate of the pension benefit obligations and expense as a critical accounting estimate in future filings. Such disclosure should clearly explain the methods used to estimate your obligations and the expense recognized, including the material assumptions used to make these estimates. Based on your footnote disclosures, it would appear as though such assumptions include the discount rate, salary increase rate and expected long-term rate of return, at a minimum. Your disclosures should provide a sensitivity analysis of those assumptions on your pension benefit obligations and expense. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

2. We further note that the pension plan assets are invested in domestic and international equity securities at 54% and 15%, respectively, at September 30, 2008. We further note that you have maintained the same expected long-term rate of return for U.S. pension plans for the three fiscal years ended 2008, and you have increased the expected long-term rate of return for the international pension plans for fiscal year 2008. Please provide disclosures in future filings to explain to investors why your expected long-term rates of return are reasonable given that the majority of the plan assets are invested in equity securities and to discuss the impact the current economic market environment has had and may have on your assumptions used to estimate the net periodic benefit cost. Your disclosures should also address the potential impact to your defined pension plans funded status and additional funding obligations you may have. Please provide us with the disclosures you intend to include in future filings.

Goodwill, page 29

3. We note that you have identified your reportable segments as your reporting units for purposes of testing goodwill for impairment. In future filings, please revise your disclosures to provide investors with an understanding as to how you determined your reportable segments are your reporting units based on the guidance in paragraphs 30-31 of SFAS 142. In this regard, please disclose that your reportable segments are your operating segments, if correct. Based on your discussion of your consolidated and segment revenues within your results of operations section of MD&A, we note that you evaluate revenue by type of business/service and geographic location. Please explain why these lower levels

do not meet the definition of components in SFAS 142. Refer to ETIF No. 98-3 and ETIF Topic D-101 for additional guidance. Please provide us with the disclosures you intend to include in future filings

4. We note that goodwill represents 26.4% of your total assets as of September 30, 2008. Given the significance of goodwill to your balance sheet, please revise your disclosures in future filings to provide a more robust discussion of your testing of goodwill for impairment. Please ensure your revised disclosure addresses the following:

   - State the method you use to estimate the fair value of your reporting units. If more than one method is used, please disclose how you weight each method.
   - Disclose the material assumptions used under your valuation method for each of your reporting units. If more than one valuation method is used, please disclose the material assumptions used in each method.
   - Provide a sensitivity analysis disclosing the effect of a 1% change in each material assumption to the estimated fair value of your reporting units.
   - Disclose the factors that materially impact your estimation of the fair value of your reporting units, including any material uncertainties that could result in a material change to your disclosed assumptions.

   Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Results of Operations, page 30

5. In future filings, please quantify the impact of each factor you identify as contributing to fluctuations in the line items affecting income from continuing operations. For example, you attribute the increase in consolidated revenue for fiscal year 2008 as compared to fiscal year 2007 to (a) newly acquired entities; (b) increased volume of work performed in your environmental management services business in each geographic market; (c) strengthened engineering design services in the United Arab Emirates; (d) higher government spending for highway and transit infrastructure projects in Australia; (e) increased demand for your planning and urban design business; with an offset for the (d) decline in your design/build services business. However, you only quantify the impact of the newly acquired entities. Refer to Items 303(A)(3)(i) and 303(A)(3)(iii) of Regulation S-X for guidance.

6. We note accounts receivable is 77.8% of total current assets and 45.6% of total assets as of September 30, 2008. We further note accounts receivable increased 50% as of September 30, 2008, as compared to September 30, 2007. As such, please provide a comprehensive analysis of the components of accounts receivable. Specifically, please disclose days sales outstanding for your billed receivables for each period presented along with a discussion of any material

increase or decrease in the number of days. For unbilled receivables, please disclose the amount that has been subsequently billed to customers. If a material portion of unbilled receivables was not subsequently billed, please provide an explanation as to why. Please also disclose the amount of unbilled receivables related to claims and unapproved change orders. If a material amount of unbilled receivables relate to claims and unapproved change orders, please provide a detailed explanation of each by contract and explain why you believe these amounts are collectible. We further note that you recognize award fees and/or incentive fees prior to award by the customer based on your assessment of the anticipated contract performance. If a material portion of unbilled receivables relates to award fees, please disclose as such along with quantification of the amount. Refer to Item 303 of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

Borrowings and Lines of Credit, page 41

7. We note that your debt agreements contain certain covenants relating to your net worth and leverage, based on outstanding borrowings and EBITDA. In future filings, please disclose the actual amounts versus the minimum/maximum amounts permitted under the financial covenants, if there is a reasonably likely chance you could breach these covenants. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance. Please also confirm to us and revise your disclosure in future filings to clarify that the disclosed amount available under the credit facility is the amount that would not result in a violation of your financial covenants.

Consolidated Statements of Income, page 51

8. In future filings, please revise your presentation of minority interest in share of earnings to include this line item after the income tax expense line item. Refer to Rule 5-03(b)(12) of Regulation S-X for guidance.

1. Significant Accounting Policies, page 55

Revenue Recognition, page 56

9. We note from Earth Tech's audited financial statements included in Exhibit 99.1 to your Form 8-K/A filed on October 10, 2008, that Earth Tech entered into a number of arrangements referred to as DBO contracts, that were accounted for as multiple element arrangements in accordance with EITF 00-21. We further note they also entered into contracts they referred to as DBFO arrangements, which were also accounted for as multiple element arrangements under EITF 00-21.

However, you have not provided a revenue recognition accounting policy for these arrangements in your fiscal year 2008 financial statements, which Earth Tech has been consolidated since its acquisition on July 25, 2008. Please confirm to us that these contracts are immaterial to your revenues for fiscal year 2008. Otherwise, please include your policy for recognizing revenues for these contracts in future filings. Please also consider the need to provide disclosure of the productive assets related to the DBFO arrangements. Please provide us with the disclosures you intend to include in future filings.

Goodwill and Related Intangible Assets, page 58

10. We note the following disclosure in your policy footnotes: "During the first step, the Company estimates the fair value of the reporting unit and compares that amount to the carrying value of that reporting unit's goodwill." Please confirm to us that your testing for goodwill complies with the requirements in paragraph 19 of SFAS 142 and revise your disclosures in future filings, as appropriate.

3. Acquisitions, page 62

11. We note that you completed 14 business acquisitions during fiscal year 2008 and 11 business acquisitions during fiscal year 2007. We further note that you have aggregated your business acquisitions disclosures for these two fiscal years. Further we note that one of your key strategies to grow your business is complementary acquisitions. In this regard, we note your discussion of your results of operations in which you attribute 44.3% of your 22.6% increase in revenues for fiscal year 2008 to your acquisitions. As such, please revise your business acquisitions disclosures to address the following in future filings:

- Provide the disclosures required by paragraph 51 of SFAS 141 for each material acquisition. In this regard, we note your disclosure on page 27 that your largest acquisitions for fiscal year 2008 was Tecsult during the second quarter, Boyle during the third quarter and Earth Tech during the fourth quarter. Please further note the disclosure requirements of paragraph 52 of SFAS 141, if a material portion of the purchase price was assigned to goodwill and other intangible assets. For example, we note that you have provided a portion of the disclosures required by paragraph 51 of SFAS 141 for your acquisition of Earth Tech. For this acquisition, please revise your disclosure to provide the following additional information on a disaggregated basis:
  - Provide a description of Earth Tech's business (paragraph 51.a. of SFAS 141).
  - Explain your reasons for acquiring Earth Tech, which should include a detailed explanation for the significant amount of goodwill recognized (paragraph 51.b. of SFAS 141).

- Clarify that the purchase price was paid in cash (paragraph 51.d. of SFAS 141).
- Disclose the preliminary/final purchase price allocation to the assets and liabilities acquired, including disclosure of the intangible assets acquired by category (paragraphs 51.e. and 52 of SFAS 141). Please note that this disclosure should include liabilities and assets recognized for unfavorable or favorable contracts acquired.
- Clarify the impact the settlement of working capital adjustments had on the purchase price allocation. If these adjustments have not been settled, state as such and disclose the impact the settlement may have on your purchase price allocation (paragraph 51.f. of SFAS 141).
- For preliminary purchase price allocations, disclose the specific valuations you need to complete and the potential impact the results of these valuations may have on the purchase price allocation. Once the purchase price has been finalized, disclose the nature and amounts of any material adjustments made to the preliminary purchase price allocation (paragraph 51.h. of SFAS 141).
- For all other acquisitions that you deem to be immaterial individually but are material in the aggregate, please provide the disclosures required by paragraph 53 of SFAS 141. Please note that paragraph 53 of SFAS 141 requires a description of each entity acquired.

Please provide us with the disclosures you intend to include in future filings.

10. Joint Ventures and Variable Interest Entities, page 72

12. We note that your share of earnings from unconsolidated joint ventures is 9.3% of income from operations for fiscal year 2008. We further note that you have two types of equity method joint ventures: (1) those that are formed with little or no capital contribution and for the purpose of marketing you and the other members for a third-party customer contract, and (2) those that are formed with capital contributions and have their own employees and operating expenses. Given these differences and the materiality of the earnings from these joint ventures, please provide the disclosures in paragraph 20 of APB 18 separately for these two types of joint ventures in future filings.

13. Other Financial Information, page 80

13. We note that your accrued contract costs increased 26.4% during fiscal year 2008 as compared to fiscal year 2007. In future filings, please explain what these costs

represent (e.g., contract losses recognized when known). If these costs represent contract losses and the recognition of contract losses is material to your gross profit, please include a discussion of the contract losses recognized during each period presented either in your footnotes or within MD&A.

15. Long-Term Debt, page 81

14. We note that your unsecured revolving credit facility has a variable rate of interest. In future filings, please disclose the average interest rate used. Refer to Rule 5-02(22)(a) of Regulation S-X for guidance.

16. Stock Plans, page 83

15. In future filings, please revise your disclosures for your stock incentive plans to provide all of the disclosures in paragraph A240 of SFAS 123R. For example, please disclose the amount of compensation expense that not been recognized for nonvested options including the period over which you expect to recognize the compensation expense.

20. Commitments and Contingencies, page 88

16. In future filings, please revise your disclosure to address the materiality of pending claims, guarantees, litigation, audits and investigations to your cash flows in addition to your financial position and results of operations. If there are any pending loss contingencies that are probable or reasonably possible of having a material impact to cash flows, please address the need for specific disclosure of those contingencies in accordance with paragraphs 9-10 of SFAS 5

Proxy Statement

Compensation of Executive Officers and Other Information, page 16

Compensation Discussion and Analysis, page 16

Short-Term Incentive Compensation, page 18

17. In future filings please disclose in greater detail how you calculate each element of the measurement criteria and, if applicable, how these elements were adjusted.

18. With regard to company performance (EBITA, EBITA return on total invested capital, and growth in EBITA per share), we note that you have not disclosed any target levels of corporate performance. In future filings please disclose the target levels for each executive officer and explain whether these target levels were met

and how they were measured for each executive officer in determining short-term incentive compensation.

19. In future filings please analyze in greater detail how individual roles and performance factor into the compensation amounts you disclose.

Long-Term Incentive Compensation, page 18

20. In future filings, please disclose how the CEO calculated the total dollar pool for PEP awards and whether the amount was adjusted by the compensation committee.

21. In future filings, please describe in greater detail the financial and individual performance criteria used to award long-term incentive compensation to each executive officer. Also, quantify the two corporate objectives, growth in EBITA and return on investment.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Tracey Houser at (202) 551-3736 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine Miller at (202) 551-3711 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief